

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2019

R. Steven Hamner
Executive Vice President and Chief Financial Officer
Medical Properties Trust, Inc.
MPT Operating Partnership, L.P.
1000 Urban Center Drive
Suite 501
Birmingham, AL 35242

>     **Re:  Medical Properties Trust, Inc.**
>     **MPT Operating Partnership, L.P.**
>     **Form 10-K for the Fiscal Year Ended December 31, 2018**
>     **File No. 001-32559**
>     **File No. 333-177186**
>     **Filed March 1, 2019**

Dear Mr. Hamner:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>     Sincerely,
>
>     Division of Corporation Finance
>     Office of Real Estate and
>     Commodities